FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ______

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 February – 29 February 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Diageo 2003 US GAAP Financial Information
(5 February 2004)
Announcement
Sale and transfer of Shares by Employee Benefit Trust Trustee
(6 February 2004)
Announcement
Lord Blyth and Messrs Walsh and Rose inform the Company of their beneficial interests
(10 February 2004)
Announcement
Sale and transfer of Shares by Employee Benefit Trust Trustee
(13 February 2004)
Announcement
John Symonds appointed Non-Executive Director as of 1 May 2004
(19 February 2004)
Announcement
Diageo announces interim results
(19 February 2004)
Announcement
Messrs Walsh and Rose inform the Company of their beneficial interests
(20 February 2004)
Announcement
Messrs Walsh and Rose inform the Company of their beneficial interests
(23 February 2004)
Announcement
Sale and transfer of Shares by Employee Benefit Trust Trustee
(27 February 2004)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	12 March 2004	By

		Name: Title:	J Nicholls Deputy Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Diageo 2003 US GAAP financial
Released	07:00 5 Feb 2004
Number	0412V

4 February 2004

Diageo 2003 US GAAP financial information

Diageo has today filed with the SEC an amendment to the US GAAP financial information included in Diageo’s 2003 Annual Report on Form 20-F. The amendment relates to the US GAAP treatment of deferred tax associated with pension liabilities.

The amendment results in a deferred tax charge of £53 million being reclassified from other comprehensive deficit to net income and a reversal of deferred tax of £118 million previously charged to other comprehensive deficit. The overall effect is therefore a reduction of £53 million in net income as reported under US GAAP, a reduction in the comprehensive deficit of £118 million and an increase in shareholders equity of £118 million.

The amendment does not affect Diageo’s principal financial information prepared under UK GAAP nor does it affect operating income or cash flow under US GAAP.

Media enquiries Ian Wright +44 (0)20 7927 5302 Media@diageo.com Investor enquiries Catherine James +44(0)20 7927 5272 Investor.rel@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:07 6 Feb 2004
Number	PRNUK-0602

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 6 February 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,810 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 6,690 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 3 February 2004 and 4 February 2004 at prices per Ordinary Share of £7.1757 and £7.185 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
03.02.04	1,393	£7.1757
04.02.04	417	£7.185

Date of
Transaction	No of Ordinary Shares Transferred
03.02.04	6,690

The total holding of the Trust now amounts to 3,167,368 ordinary shares.

     6 February 2004

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:25 10 Feb 2004
Number	PRNUK-1002

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 February 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 44,021 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 February 2004 at a price of £7.16 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 February 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	27
P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.16.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 February 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,211,389 Ordinary Shares.

2) that it received notification on 10 February 2004 from Lord Blyth that he has purchased 1,041 Ordinary Shares on 10 February 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.16.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 38,084.

3) that it received notification on 9 February 2004 from Mr N C Rose that he became aware on 6 February 2004 that he had acquired a beneficial interest in a further 376 Ordinary Shares. The Ordinary Shares were acquired by reinvestment of dividends in Bank of Scotland Maxi Individual Savings Accounts and Single Company Personal Equity Plans at a price per share of 685 pence. Ownership of these Ordinary Shares is split equally between Mr Rose and his wife.

As a result of (1) and (3) above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	127,472
P S Walsh	593,854	*

*(of which 4,932 are held in the form of American Depositary Shares);

10 February 2004

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:24 13 Feb 2004
Number	PRNUK-1302

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 13 February 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 840 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 17,405 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 12 February 2004 at prices per Ordinary Share of £7.126 and £7.1253 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
12.02.04	174	£7.126
12.02.04	666	£7.1253

Date of
Transaction	No of Ordinary Shares Transferred
12.02.04	17,405

The total holding of the Trust now amounts to 3,193,144 ordinary shares.

13 February 2004

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	08:05 19 Feb 2004
Number	5953V

JONATHAN SYMONDS TO JOIN THE DIAGEO BOARD

Diageo plc announced today the appointment of Jonathan Symonds, Chief Financial Officer of AstraZeneca PLC, to the Diageo board, effective 1 May 2004.

His appointment brings to seven the number of Diageo’s independent non-executive directors. He will be appointed to the Audit Committee, Remuneration Committee and Nomination Committee and it is intended that upon Keith Oates’ retirement at the conclusion of Diageo’s Annual General Meeting on 20 October 2004, he will be appointed chairman of the Audit Committee.

Commenting on the appointment, Lord Blyth said: ‘I am delighted to welcome Jonathan to the Diageo Board. He brings a different perspective to our boardroom and we are very much looking forward to working with him.’

Diageo media enquiries to:
Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com
Diageo investor relations enquiries to
Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com

AstraZeneca media enquiries to:
Steve Brown, +44 (0) 207304 5033 - Steve.Brown@astrazeneca.com

Notes to Editor:

1. Diageo’s chairman is James Blyth. Other non-executive members are: Rodney Chase (Senior Independent Director and chairman of the Remuneration Committee), Maria Lilja, Keith Oates (chairman of the Audit Committee), Lord Hollick, Paul Walker and William Shanahan. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).

2. Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

3. AstraZeneca is one of the world’s leading pharmaceutical companies. It is active worldwide, with sales in over 100 countries, manufacturing in 20 and major research centres in 5 and has over 58,000 employees worldwide and a market capitalisation of some £45bn.

19 February 2004 Interim results for the six months ended 31 December 2003

Shareholder value creation through growth in premium drinks

	2003	2002	Reported	Organic
	£ million	£ million	movement %	movement %
Premium drinks	5,060	4,854	4	5
Burger King	—	479

Turnover	5,060	5,333	(5)

Premium drinks	1,181	1,151	3	6
Burger King	—	53

Operating profit before exceptional items	1,181	1,204	(2)

	2003		2002
Operating profit	£1,162	m	£1,100	m
Profit/(loss) for the period	£891	m	£(459	)m
Basic eps	29.3	p	(14.6	)p
Basic eps before exceptional items	30.3	p	28.8	p
Interim dividend per share	10.6	p	9.9	p
Free cash flow	£620	m	£363	m

Premium drinks organic growth

•	Volume up 3%

•	Net sales (after deducting excise duties) up 6%

•	Marketing investment up 8%

•	Operating profit* up 6%

•	Operating margin* level

*	figures are stated before exceptional items – see page 4. Figures for the six months ended 31 December 2002 have been restated for FRS 17 – Retirement benefits, UITF 38 – Accounting for ESOP trusts and the amendment to FRS 5 – Reporting the substance of transactions

See page 37 for explanatory notes

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2003 said:

“Diageo, focused as it is now on premium drinks, continues to deliver growth with improvement in key measures of performance in this first half. Further mix improvement combined with good volume growth has led to a 6% organic increase in both net sales (after deducting excise duties) and operating profit at a time when investment in marketing has again increased ahead of net sales growth and we have absorbed restructuring costs. Looking forward the trends that we have seen in the first half are expected to continue despite the uneven recovery in Europe, although the current exchange rate volatility will impact reported results.

“These results also reflect our financial strength; return on invested capital is up 3 percentage points to 17.6%, free cash flow is up £257 million in the period, the interim dividend is up 7% and we have returned a further £256 million to shareholders.

“Diageo is committed to creating shareholder value even in uncertain times. These results demonstrate our ability to do so.”

DIAGEO INTERIM RESULTS
For the six months ended 31 December 2003

Key highlights

•	Diageo is now a focused premium drinks business and this is the first year in which premium drinks is the sole driver of Diageo’s operating performance

•	The results reflect the strength of the performance platform Diageo has created in premium drinks, based on brand range, advantaged route to market and global reach. Further, they demonstrate Diageo’s ability to deliver value for shareholders

•	Diageo’s leadership position has again improved with share gains in the four major markets

•	Diageo’s operating margin is 23.3% and return on invested capital is 17.6%

•	Volume growth of 3% was driven by strong growth of global priority brands, up 5%, and improved performance on category brands, volume up 2%. However, ready to drink slowed, with volume down 4%, as volume declined in Great Britain and the roll-out to new markets was completed

•	Net sales (after deducting excise duties) grew by 6%, driven by the strong mix improvement in North America and key markets

•	Exchange rate movements reduced operating profit before exceptional items by £20 million

•	Operating profit grew by 6%, in a period when marketing investment increased a further 8% and Diageo incurred restructuring costs of £19 million which were taken to operating profit in the period

% movements are organic movements. They are before exceptional items. See page 37 for explanatory notes

For further information

Diageo’s interim results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 19 February 2004 on Diageo’s internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides will also be available to download from Diageo’s home page.

You will be able to listen to a live broadcast of the presentation and to the question and answer session. The number to call is:

France	+33 1 70 75 00 0
Germany	+49 69 2222 52100
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311

Passcode: Diageo results

After the presentation the slides and accompanying text will be available to download from Diageo’s homepage.

You will able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 30 April 2004.

A press conference will take place beginning at 12.30 (UK time) on Thursday 19 February and will be broadcast live from a link on www.diageo.com.

Diageo management will host a teleconference for analysts and investors at 15.00 (UK time) on Thursday 19 February. Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311

Passcode: Diageo results

The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 31 March 2004. The number to call is:

UK/Europe	+44 20 7970 8452
USA/Canada (toll free)	1 877 795 7573

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272
Investor.relations@diageo.com

Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225
Media@diageo.com

OPERATING AND FINANCIAL REVIEW
For the six months ended 31 December 2003

OPERATING REVIEW

Summary consolidated profit and loss account

	Six months ended 31 December 2003			Six months ended 31 December 2002
				Before
	Before			exceptional	Exceptional
	exceptional	Exceptional		items	items	Total
	items	items	Total	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	5,060	—	5,060	5,333	—	5,333
Operating costs	(3,879)	(19)	(3,898)	(4,129)	(104)	(4,233)

Operating profit	1,181	(19)	1,162	1,204	(104)	1,100
Associates’ profits	273	(11)	262	266	(15)	251
Disposal of fixed assets		(8)	(8)		(3)	(3)
Disposal of businesses		—	—		(1,360)	(1,360)
Finance charges	(157)	—	(157)	(196)	—	(196)

Profit before taxation	1,297	(38)	1,259	1,274	(1,482)	(208)
Taxation	(324)	6	(318)	(324)	118	(206)

Profit after taxation	973	(32)	941	950	(1,364)	(414)
Minority interests	(50)	—	(50)	(45)	—	(45)

Profit/(loss) for the period	923	(32)	891	905	(1,364)	(459)

On a reported basis, turnover decreased by £273 million (5%) from £5,333 million (of which Burger King contributed £479 million) in the six months ended 31 December 2002 to £5,060 million in the six months ended 31 December 2003. For premium drinks, turnover increased by £206 million (4%). The weakening of the US dollar was offset by the strengthening of the euro, and therefore turnover was broadly unaffected by the impact of exchange rate movements. The effect of disposals and the termination of certain distribution rights reduced turnover by £72 million in premium drinks.

On a reported basis, operating costs decreased by £335 million (8%) from £4,233 million (of which Burger King costs were £426 million) in the six months ended 31 December 2002 to £3,898 million in the six months ended 31 December 2003. Operating costs for the premium drinks business increased by £91 million against the comparable period last year partly due to an increase in excise duties of £39 million and an increase in marketing of £39 million.

Reported operating profit increased by £62 million from £1,100 million (of which Burger King contributed £53 million) to £1,162 million. Exceptional items charged to operating profit, in respect of the integration of the Seagram businesses, were £19 million in the six months ended 31 December 2003 compared with £104 million (of which £89 million was in respect of the integration of the Seagram businesses) in the six months ended 31 December 2002. Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2003 by £20 million (US dollar reduction of £38 million, euro – benefit of £28 million, other currencies – reduction of £10 million) and disposals and the termination of certain distribution rights reduced operating profit by £12 million.

On a reported basis, marketing investment for premium drinks increased 7% from £573 million to £612 million. Marketing investment on global priority brands grew 2% to £454 million, while marketing spend on ready to drink brands declined by £29 million.

Finance charges decreased from £196 million to £157 million in the six months ended 31 December 2003. The net interest charge decreased by £61 million (29%) from £207 million in the comparable prior period to £146 million in the six months ended 31 December 2003. Other finance charges, principally in respect of post employment plans, amounted to a charge of £11 million in the six months ended 31 December 2003 compared with income of £11 million in the six months ended 31 December 2002.

Reported profit before exceptional items, taxation and minority interests increased by £23 million (2%) from £1,274 million in the six months ended 31 December 2002 to £1,297 million in the six months ended 31 December 2003.

Exceptional items before taxation were a charge of £38 million in the six months ended 31 December 2003 compared with a charge of £1,482 million (including £1,383 million in respect of Burger King) in the six months ended 31 December 2002.

After exceptional items, the result before taxation and minority interests increased by £1,467 million from a loss of £208 million to a profit of £1,259 million in the six months ended 31 December 2003. After taxation and minority interests the result for the period increased by £1,350 million from a loss of £459 million to a profit of £891 million.

REVIEW BY BRAND CATEGORY

See explanatory notes on page 37 for definitions.

Organic volume and net sales (after deducting excise duties) movement by brand

	Equivalent	Volume	Net sales*
	units	movement	movement
	(million)%		%
Smirnoff	12.9	2	(1)
Johnnie Walker	6.9	9	11
Guinness	5.9	3	5
Baileys	4.3	9	11
J&B	3.5	(1)	(4)
Captain Morgan	3.1	11	26
José Cuervo	2.0	2	7
Tanqueray	1.0	4	8

Total global priority brands	39.6	5	6
Local priority brands	12.8	1	7
Category brands	14.5	2	7

Total premium drinks	66.9	3	6

*	after deducting excise duties

•	On a reported basis total volume increased 2% from 65.8 million equivalent units to 66.9 million equivalent units

•	On a reported basis net sales (after deducting excise duties) increased 5% from £3,628 million to £3,795 million

•	Smirnoff volume, excluding ready to drink, was up 4% and net sales (after deducting excise duties) was up 7%

•	Captain Morgan volume, excluding ready to drink, was up 7% and net sales (after deducting excise duties) was up 10%

•	Volume growth of the global priority brands, excluding ready to drink, was 5%, compared to 3% in the six months ended 31 December 2002. Net sales (after deducting excise duties) growth of the global priority brands, excluding ready to drink, was 7%, compared to 5% in the six months ended 31 December 2002.

REVIEW BY MARKET

		2003		2002
				Operating
		Operating	Turnover	profit*
	Turnover	profit*	(restated)	(restated)
	£ million	£ million	£ million	£ million
Major markets
North America	1,465	416	1,464	397
Great Britain	847	150	829	139
Ireland	542	75	522	83
Spain	270	69	233	60

	3,124	710	3,048	679
Key markets	1,286	306	1,136	309
Venture markets	650	165	670	163

Total premium drinks	5,060	1,181	4,854	1,151

*	before exceptional items

ANALYSIS BY INDIVIDUAL MARKET

The figures for 2002 have been restated (see note 1 on page 27).

North America

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			1	3
Turnover	1,465	1,464	—	9
Net sales (after deducting excise duties)	1,238	1,219	2	10
Marketing	202	209	(3)	7
Operating profit before exceptional items	416	397	5	14

Reported performance:

Turnover was up from £1,464 million to £1,465 million in the six months ended 31 December 2003. Operating profit before exceptional items increased £19 million (5%), from £397 million in the six months ended 31 December 2002 to £416 million in the six months ended 31 December 2003.

Organic performance:

The weighted average exchange rate used to translate US dollar sales moved from £1 = $1.55 in the six months ended 31 December 2002 to £1 = $1.65 in the six months ended 31 December 2003. This weakening of the US dollar was the principal reason for a £78 million reduction in turnover arising because of exchange rate movements. In addition, the termination of distribution rights for Bass Ale in June 2003 and Cuervo 1800 in October 2002 reduced turnover in the period compared with the six months ended 31 December 2002 by £26 million and £9 million, respectively. Other disposals, including Gibson’s Whiskey in Canada, adversely affected turnover by £3 million. The turnover of brands owned or distributed throughout both periods was £117 million higher in the six months ended 31 December 2003 than the comparable six month period, as discussed within organic brand performance below.

Adverse exchange rate movements and the termination of distribution rights and disposals noted above reduced reported operating profit before exceptional items by £25 million and £7 million, respectively, compared with the six months ended 31 December 2002. However, those brands owned or distributed throughout both periods contributed £51 million more in the six months ended 31 December 2003 compared with the six months ended 31 December 2002, leading to an overall improvement of £19 million in operating profit before exceptional items.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	(1)	4
Johnnie Walker	6	10
José Cuervo	4	10
Baileys	15	18
Captain Morgan	13	31
Tanqueray	2	8
Guinness	7	7
J&B	(2)	(4)
Total global priority brands	4	10
Local priority brands	1	6
Category brands	—	24
Total	3	10

* after deducting excise duties

•	Total volume, excluding Captain Morgan Gold was up 2% and net sales (after deducting excise duties) was up 9%

•	Smirnoff volume, excluding ready to drink was down 1% and net sales (after deducting excise duties) was up 6%

•	Captain Morgan volume, excluding Captain Morgan Gold was up 8% and net sales (after deducting excise duties) was up 11%

From 1 July 2003, terms of sale were harmonised between the former UDV and Seagram brands and freight is now billed in net sales (after deducting excise duties) for all brands. The actual freight cost is captured in cost of goods sold. This resulted in approximately a 2 percentage point improvement in net sales (after deducting excise duties) versus the comparable period in the prior year.

As in previous periods, strong growth in global priority brands was the key driver of the performance in Diageo’s North America business.

Smirnoff volume excluding ready to drink declined as a result of the price increase on Smirnoff Red in a number of markets within North America. The price increase and mix improvement driven by the stronger growth of Smirnoff Twist meant that net sales (after deducting excise duties) grew 6%. Marketing investment grew 29%, with increased investment behind the re-launch of Smirnoff with new packaging and the ‘Neat’ advertising campaign aired on national cable television.

Johnnie Walker gained share with Johnnie Walker Red Label volume up 5% and net sales (after deducting excise duties) up 6% and Johnnie Walker Black Label volume up 7% and net sales (after deducting excise duties) up 12%. Marketing investment increased by 16%, mainly behind the launch costs of the new ‘Keep Walking’ advertising campaign introduced in September 2003.

Despite the competitive pricing environment, José Cuervo broadly maintained price and benefited from mix improvement as a result of the launch of Clasico and the launch of Tradicional in the fast growing super premium tequila segment. Marketing investment grew 16% behind on premise initiatives and advertising. José Cuervo is the number one tequila in North America, but has lost some share as a result of price competition.

Baileys’ growth was driven by increased display and television advertising. The successful launch in June 2003 of Baileys Minis delivered 5% of Baileys volume and contributed to an increase in share.

Tanqueray continued its improved performance and the brand grew share of the imported gin segment. Net sales (after deducting excise duties) benefited from price increases introduced in September 2003.

The main driver of Guinness’ growth was the performance of Guinness Draught in Bottles, where distribution has increased by 9 percentage points to 55% of the off premise.

Captain Morgan continues to gain share of the rum category, with net sales (after deducting excise duties) benefiting from price increases taken on Captain Morgan Parrot Bay. Excluding ready to drink, marketing investment grew by 28% mainly due to the development of a new advertising campaign.

J&B continued to decline, with both volume and net sales (after deducting excise duties) down.

Ready to drink volume, excluding the positive impact of the returns of Captain Morgan Gold in the prior period, declined 1%, mainly due to decline in Smirnoff ready to drink in Canada. Weakness in Canada has meant that Smirnoff ready to drink volume in North America declined by 2%. Volume of Smirnoff ready to drink in the United States however grew 1% due in part to the launch of Smirnoff Twisted V. Net sales (after deducting excise duties) grew by 6% reflecting the benefit of price increases. The ready to drink segment in the United States continued to decline with volume down 15% as some competitor products were withdrawn. Smirnoff ready to drink however grew share by 17 percentage points and now has 40% of the segment.

Performance of the local priority brands was mixed. Growth of Crown Royal, volume up 6%, Beaulieu Vineyard, volume up 16%, and Sterling Vineyards, volume up 27%, offset a decline in other local priority brands in North America.

The strong mix improvement in category brand performance reflects the strong performance of Cîroc vodka, since its launch in 2003, and strong premium wine sales, offset by a volume decline in other category brands.

Other business performance drivers:

•	Robust growth of the spirits category in the United States

•	Diageo’s share of spirits grew by 0.6 percentage points

•	Incremental Seagram synergy of £17 million

The spirits category continues to show robust growth with an increase of 2% versus the same period last year and Diageo continues to gain share of the total market with a share increase of 0.6 percentage points.

In September 2003 new distribution arrangements had been consolidated in 34 states plus Washington DC, representing nearly 80% of Diageo’s United States volume. To avoid disruption during the key October to December period, no additional consolidations occurred. It is expected that Diageo will consolidate the remaining open states and potentially several franchise states by June 2004.

For the next six months, the focus in respect of NGG remains the same:

•	Continue to drive growth through better execution of retail programmes

•	Build on premise leadership while strengthening off premise selling capabilities

•	Create a shared vision for growth across Diageo and the distributors

Great Britain

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			5	5
Turnover	847	829	2	3
Net sales (after deducting excise duties)	474	473	—	1
Marketing	80	84	(5)	(5)
Operating profit before exceptional items	150	139	8	6

Reported performance:

Turnover in Great Britain was up 2% on a reported basis from £829 million in the six months ended 31 December 2002 to £847 million in the six months ended 31 December 2003. Operating profit before exceptional items was up £11 million from £139 million in the six months ended 31 December 2002 to £150 million in the six months ended 31 December 2003.

Organic performance:

Reported turnover growth of £18 million was generated by a £26 million improvement in turnover in brands owned throughout both periods (see organic brand performance below), offset by an £8 million reduction from the effect of disposals, principally the termination of distribution rights to Brown Forman agency brands in Great Britain from August 2002.

Operating profit before exceptional items was up £11 million in the six months ended 31 December 2003 compared with the six months ended 31 December 2002. There was a positive impact from disposals of £3 million because the adverse effect of the loss of the Brown Forman agency brands was more than offset by the disposal in June 2003 of Translucis UK Limited, an e-business venture which made a loss in the comparable period. The continuing brands grew operating profit before exceptional items by £8 million compared to the six months ended 31 December 2002.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	9	(7)
Guinness	(3)	(1)
Baileys	7	12
Total global priority brands	5	(1)
Local priority brands	(2)	(10)
Category brands	24	23
Total	5	1

* after deducting excise duties

•	Excluding ready to drink total volume was up 7% and net sales (after deducting excise duties) up 7%

Growth in Great Britain was driven by the strong volume performance of spirit and wine brands which offset volume decline in ready to drink and beer. Net sales (after deducting excise duties) performance has been negatively impacted by the decline in ready to drink.

Pricing pressure continues to impact the vodka category and therefore net sales (after deducting excise duties) growth lagged the strong volume performance. However, Smirnoff increased share of the growing vodka category, driven by the ‘if Smirnoff made’ advertising campaign, distribution gains and category development initiatives, such as the ‘every serve perfect programme’. In addition, a number of new distribution contracts have been agreed in the on trade.

Baileys continued to gain share of the liqueur category, but growth slowed against that achieved in previous periods. Net sales (after deducting excise duties) grew ahead of volume due to the mix improvements generated by Baileys Glide.

The volume performance of Guinness reflected decline in the on trade, partially offset by growth in the off trade. The decline in net sales (after deducting excise duties) was mitigated by a price increase taken in February 2003. An additional factor was that Guinness’ promotions in the off trade did not compete directly on price and instead leveraged occasions, such as the Rugby in November 2003, to increase share of at-home consumption. Media spend in the second half of the financial year will be significantly increased to address the decline in on trade performance.

The ready to drink segment in Great Britain continues to decline, with both volume and price under pressure. Reflecting this trend, Smirnoff ready to drink volume fell 12% and net sales (after deducting excise duties) declined 20%. However, share increased by nearly 3 percentage points.

The decline in local priority brands reflects the decline of Archers, volume down 12% and net sales (after deducting excise duties) down 27%, and Bell’s, volume down 3%. This was partially offset by volume growth of Gordon’s, up 4%. Archers performance continues to be disappointing with both its schnapps and ready to drink products declining. Excluding Gordon’s Edge, which was withdrawn from the market, Gordon’s volume grew 7%, reflecting the benefit of increased focus and investment in advertising. Mix improvement in Bell’s was driven by stronger pricing over the Christmas period than in the same period last year. Bell’s share of the scotch category at 25% is 6 percentage points higher than its nearest competitor.

The strong growth on category brands was largely driven by Pimm’s, volume up 34%, and Blossom Hill, volume up 59%. Blossom Hill Wines continue to outperform in the branded wine segment, as both red and white Blossom Hill blends are now the top selling wines in Great Britain.

Other business performance drivers:

•	Increased share of the spirits market

•	On trade decline

•	Retailer/pub consolidation

•	Reduced marketing due to lower level of new product launches

Diageo increased its share of the spirits category by 0.6 percentage points and Diageo brands outperformed the gin, vodka, liqueur and wine categories in the off trade over the important Christmas trading period. However as the off trade continues to grow its share of the beverage alcohol market and with the trend towards retailer and on trade consolidation, pressure on margins has increased.

Marketing investment decreased by 5% due to lower spend on new product introductions which declined by £11 million.

Ireland

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			(6)	(6)
Turnover	542	522	4	(4)
Net sales (after deducting excise duties)	360	350	3	(5)
Marketing	43	38	13	5
Operating profit before exceptional items	75	83	(10)	(17)

Reported performance:

In Ireland, turnover increased on a reported basis, from £522 million in the six months ended 31 December 2002 to £542 million in the six months ended 31 December 2003. Operating profit before exceptional items was down from £83 million to £75 million.

Organic performance:

Although reported turnover was up £20 million, the main driver of this was the strength of the euro, which had a beneficial impact of £41 million. The weighted average exchange rate used for translation strengthened from £1 = €1.57 for the six months ended 31 December 2002 to £1 = €1.43 for the six months ended 31 December 2003. Underlying weakness in brand performance reduced turnover by £21 million.

A similar trend can be seen for operating profit before exceptional items, where the strength of the euro had a £7 million positive impact, offset by declining performance of continuing brands of £15 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Guinness	(7)	(3)
Smirnoff	(12)	(21)
Baileys	(17)	(19)
Total global priority brands	(9)	(8)
Local priority brands	(3)	(1)
Category brands	3	(4)
Total	(6)	(5)

* after deducting excise duties

The beverage alcohol market in Ireland declined by 4% in the period, impacted by uncertainty in the general economic climate. In addition, there continues to be a marked switch from on to off trade channels. The on trade declined 8% and the off trade grew 3%, which negatively impacted Diageo’s share by 1 percentage point.

The impact of the price increase introduced in March 2003 has partially offset the impact of the volume decline on net sales (after deducting excise duties).

Guinness’ share of the long alcoholic drinks segment, which had stabilised in the year ended 30 June 2003, declined 1.5 percentage points in the latest period. Net sales (after deducting excise duties) fell by 3% reflecting some benefit from price increases of 3% introduced in March 2003.

The decline in spirits and ready to drink volume reflects the impact of the excise duty increase of over 40% in spirits and nearly 100% in ready to drink in December 2002. Diageo has gained 1.7 percentage points share of spirits but has lost some share of the ready to drink market as focus has been on driving value rather than volume.

Volume of local priority brands Budweiser, Carlsberg, Harp and Smithwicks declined by 3% where Diageo has lost share to lower priced competitors in the off trade. Category brands grew by 3% principally driven by growth in agency brands. Wine volume declined by 8%, however net sales (after deducting excise duties) of wine grew by 3% as Diageo focused on value maximisation.

Other business performance drivers:

•	Implementation of a reorganisation to reduce costs and improve effectiveness

•	Investment behind the brands with marketing up in the period

In response to the further decline in the beverage alcohol market in Ireland, Diageo has taken steps to address the current operating profit pressures by the introduction of a new operating model which is more consumer focused and delivers an improved cost base. The cost of implementing this restructuring adversely impacted operating profit in the period by £11 million. Investment in marketing grew by 5% in the period as Diageo continued to invest behind the priority brands despite the overall decline in the market.

Spain

Key measures:

			Reported	Organic
	2003	2002	movement	movement
	£ million	£ million	%	%
Volume			4	4
Turnover	270	233	16	6
Net sales (after deducting excise duties)	203	175	16	6
Marketing	44	39	13	—
Operating profit before exceptional items	69	60	15	6

Reported performance:

Spain reported turnover of £270 million in the six months ended 31 December 2003, up 16% against the £233 million reported in the prior period. Reported operating profit before exceptional items was up £9 million (15%) from £60 million in the six months ended 31 December 2002 to £69 million in the current period.

Organic performance:

Favourable exchange rate variances due to the strength of the euro positively impacted reported turnover by £23 million. There was a £2 million adverse impact from the loss of the distribution rights to Lagunilla wines in January 2003. Organic growth of brands owned throughout this and the comparable period contributed £16 million.

Operating profit before exceptional items increased £9 million from the £60 million reported for the six months ended 31 December 2002. This improvement was the result of the strong euro, £5 million, and growth of continuing brands, £4 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
J&B	1	(3)
Baileys	2	5
Johnnie Walker	15	15
Smirnoff	4	(2)
Total global priority brands	4	1
Local priority brands	14	15
Category brands	(5)	7
Total	4	6

* after deducting excise duties

The performance in Spain was driven by volume growth from global and local priority brands.

While the scotch category in Spain has shown a further marginal decline, J&B volume was up and J&B gained share. However, there has been price discounting in the category and J&B has responded. Hence net sales (after deducting excise duties) declined. The performance of J&B Twist has been disappointing and the brand has now been withdrawn from the market.

Volume of other major global priority brands in Spain, Johnnie Walker Red Label, Smirnoff and Baileys all grew. Johnnie Walker Red Label and Baileys grew share. However, Smirnoff has lost some share of the on trade channel.

Local priority brand performance was driven by the strong performance of both Cacique, where volume was up 15% and share gains continued, and Cardhu where volume was up 5%.

Category brands declined by 5% as distribution arrangements for Bell’s and Dimple were restructured.

Other business performance drivers:

•	Changing Spanish consumer drinking habits

•	Growth of the dark rum segment

•	Lower level of new product introductions led to level marketing spend

The drinking habits of the Spanish consumer are changing. There has been a reduction in on premise consumption of spirits while the dark rum segment, of which Diageo has a 43% share, is growing strongly.

Despite spending £5 million less than the prior period on J&B Twist, marketing investment was level.

Key markets

Key measures:

			Reported	Organic
	2003*	2002**	movement	movement
	£ million	£ million	%	%
Volume			6	4
Turnover	1,286	1,136	13	6
Net sales (after deducting excise duties)	1,012	884	14	8
Marketing	161	115	40	18
Operating profit before exceptional items	306	309	(1)	1

*	including Germany, excluding Portugal ** including Portugal, excluding Germany

Reported performance:

Reported turnover in the six months ended 31 December 2003 was £1,286 million, up 13% on the prior period figure of £1,136 million. Operating profit before exceptional items was down 1% at £306 million for the six months ended 31 December 2003.

Organic performance:

Turnover in key markets was up £150 million compared with the six months ended 31 December 2002. There were favourable exchange gains of £34 million, principally on the euro and the Australian dollar, and a £68 million improvement in the performance of brands owned throughout this and the comparable period. In addition, Germany has been transferred into key markets from venture markets, and Portugal has been transferred out of key markets into venture markets. This change has had a beneficial impact of £62 million on key markets’ turnover. The sale of 50% of Don Julio in January 2003 (which has since been accounted for as an associate) has negatively impacted turnover by £14 million.

There has been a £3 million decline in operating profit before exceptional items. This was due to unfavourable exchange rate movements of £6 million, (including exchange controls imposed against the Venezuelan bolivar) and the Don Julio disposal of £7 million, offset by the beneficial impact of replacing Portugal with Germany in the key markets’ structure of £8 million, and organic improvement of the brands, £2 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	11	12
Guinness	14	18
J&B	(10)	(8)
Smirnoff	3	(1)
Baileys	8	9
Total global priority brands	6	8
Local priority brands	3	22
Category brands	(1)	(2)
Total	4	8

* after deducting excise duties

The strong performance of the global priority brands in key markets was driven by Guinness in Africa, growth in Johnnie Walker Red Label in Latin America and Australia, and growth in Johnnie Walker Black Label in Global Duty Free, Taiwan and Thailand.

The performance of local priority brands benefited from bringing the distribution of Dimple in-house in South Korea. There were no sales of Dimple in the prior period as distribution arrangements for the brand were restructured. Local priority brand volume excluding Dimple was level. Strong performances of Malta Guinness in Africa, volume up 22%, and Bundaberg in Australia, volume up 12%, offset declines of Windsor Premier in South Korea and of premium lager brands in Kenya.

Category brand volume was down 1%, as the decline of VAT 69 was partially offset by the performance of brands such as Cacique in Venezuela.

Ready to drink volume grew 4%, with strong performance in Australia and the continuing benefit of the launch of Smirnoff ready to drink in May 2003 in France offset weakness in Germany and Southern Africa.

Net sales (after deducting excise duties) grew 8% reflecting price increases achieved on Guinness and Malta Guinness in Africa. Marketing investment increased 18% driven by investment in Australia behind Bundaberg’s sponsorship of the Rugby World Cup, the reintroduction of Dimple in South Korea, Guinness in Africa and ready to drink launches in Japan and France.

Other business performance drivers:

•	Strong performance in Africa

•	Improved performance in Latin America

•	Strong volume growth in Australia

•	Weakening scotch market in South Korea

•	Weakening trading environment in Western Europe

Overall volume in Africa grew 5% with Guinness volume up 15%. The key drivers of the strong performance were the growth of Guinness in Nigeria where it has held share in the growing beer market, Malta Guinness, with volume up 22% across the region, and Johnnie Walker, volume up 8% as the brand benefited from the group’s ‘everyday heroes’ advertising being tailored for the African market. The volume of premium lager brands in Kenya declined 15% as the worsening economic situation there has led to a decline in the alcohol market. Net sales (after deducting excise duties) grew 13% due to price increases being achieved in Ghana and Kenya, together with market mix benefits as a greater proportion of Guinness was sold in Nigeria. Marketing investment grew by 16% with greater investment in Ghana behind the launch of Guinness Extra Smooth, the Guinness brand in Nigeria and Cameroon, and Johnnie Walker. Additional production capacity was installed in December in Ghana and there are plans to create additional capacity in Nigeria to take advantage of the strong beer market there. Route-to-market initiatives already implemented to drive distribution of Malta Guinness in Cameroon are now being rolled out in Nigeria.

Volume in Latin America grew 9% and overall profitability increased as the region benefited from more stable foreign exchange rates. Against this improved economic environment, Johnnie Walker Red Label volume was up 28% in Brazil, Paraguay and Uruguay. The brand gained share and now has a 50% share of the standard scotch segment in these markets. In Venezuela, volume grew by 28% driven by Cacique, Johnnie Walker Black label and Buchanan’s. Marketing investment across Latin America grew by 34% as marketing investment in the region is rebuilt.

Volume in South Korea grew by 1% benefiting from sales of Dimple. Lack of promotional activity on Dimple in the prior period as distribution was restructured had a negative impact on volume. Increased marketing investment, new packaging and route to market initiatives are being implemented to address the position. The whisky category in South Korea declined by 18%, impacted by weak economic conditions. However, volume of Windsor Premier, the leading scotch whisky, declined by only 8% and therefore share improved.

In Asia, volume in Taiwan grew 37% due to the Chinese New Year falling earlier in the year and buying ahead of a price increase implemented in January 2004. Volume in Thailand grew 8%, however the market there is very price competitive and net sales (after deducting excise duties) declined by 6%. Volume in Japan declined by 9% as growth in Smirnoff, excluding ready to drink volume, up 4%, was offset by a decline in Johnnie Walker volume, down 8%. The scotch category declined by 13% and therefore Johnnie Walker gained some share. Smirnoff ready to drink volume was negatively impacted by the stock build ahead of the launch in May 2003, however distribution continues to build.

Volume in Global Duty Free grew 5% with growth in Johnnie Walker, Smirnoff and Baileys. The Diageo Global Duty Free business benefited from a number of programmes, including improved retail stores formats and initiatives to drive growth in the premium sector.

In Australia, Diageo grew share in a flat spirits segment by 3 percentage points as volume grew 7%. Johnnie Walker Red Label grew share with volume up 12%. Baileys volume grew 32%. Bundaberg Rum’s sponsorship of the Rugby World Cup created tremendous exposure for the brand and volume grew 12%. The ready to drink segment grew 14% and Diageo increased share to 32%.

In the Western European key markets, the economic environment has made trading challenging. Volume in France declined 6% as the continuing weakness of the beverage alcohol market there offset the benefit of the launch of Smirnoff ready to drink in May 2003. Volume in Germany fell 18%, mainly due to the steep decline in sales of Smirnoff ready to drink where volume declined 48%. The ready to drink segment in Germany has been negatively impacted by the growth of aggressively discounted own label and secondary ready to drink brands. Volume in Greece grew 3% and share was maintained. Volume excluding ready to drink grew 4% driven by Johnnie Walker, which grew share with volume up 7%. Diageo grew share of ready to drink but volume declined 23% as the segment was impacted in part by lower levels of tourism.

Venture markets

Key measures:

			Reported	Organic
	2003*	2002**	movement	movement
	£ million	£ million	%	%
Volume			(3)	6
Turnover	650	670	(3)	9
Net sales (after deducting excise duties)	508	527	(4)	8
Marketing	82	88	(7)	12
Operating profit before exceptional items	165	163	1	8

*	including Portugal, excluding Germany ** including Germany, excluding Portugal

Reported performance:

Reported turnover was £650 million in the six months ended 31 December 2003, down 3% from £670 million in the prior period. Operating profit before exceptional items improved by 1%, £2 million, to £165 million in the six months ended 31 December 2003.

Organic performance:

The main factor in the fall in venture markets’ turnover in the six months ended 31 December 2003 was the transfer of Germany out of venture markets into key markets, to be replaced with Portugal. This reduced turnover by £62 million. The disposals of Gilbey’s Green and White Whisky in India (December 2002) and Fernet Branca wines in Switzerland (December 2002) reduced turnover by £10 million. However, strong organic performance of the brands, up £52 million, meant that overall, venture markets’ turnover was only down £20 million, after the impact of the Germany/Portugal transfer.

The £2 million increase in operating profit before exceptional items was the result of improved performances in the underlying brands of £12 million in the six months ended 31 December 2003 compared with the prior period partly offset by £8 million arising on the Germany/Portugal transfer, adverse exchange rate movements of £1 million and disposals of £1 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	8	10
Smirnoff	11	9
Guinness	2	8
Baileys	10	7
J&B	2	2
Total global priority brands	7	8
Local priority brands	(24)	6
Category brands	5	6
Total	6	8

* after deducting excise duties

Venture market’s volume growth reflected the continued strong performance of global priority brands and improved performance of category brands.

Johnnie Walker volume grew 8%. Johnnie Walker Black Label and Super Deluxe volume was up 4% and Johnnie Walker Red Label grew 10% driven by strong performances in the Middle East, India, Russia and Latin American venture markets.

Smirnoff growth was led by the strong performance in the Middle East and Latin American venture markets. Poland, the largest Smirnoff venture market, grew volume against a low prior period comparative when there were limited sales in the first quarter ahead of a reduction in duty in September 2002.

Guinness volume increased by 2%. Malaysia continues to deliver strong growth behind the launch of a new can format and increased sales focus. There was also some benefit due to the earlier timing of the Chinese New Year. Performance in Indonesia continues to be impacted by political and economic instability. Price increases introduced in Malaysia and Jamaica delivered mix benefits.

Baileys volume grew by 10%, driven by investment behind visibility and rate of sale campaigns in the venture markets of Chile, Peru and Puerto Rico.

Volume of Red Stripe in Jamaica, venture markets’ local priority brand, was down 24%. Volume has been impacted by worsening economic conditions and the price and duty increases that took place in the second half of the last financial year, although the volume decline lessened through the period.

The improvement in category brand volume performance was driven by strong growth of Tiger and Heineken beers in Malaysia, wines in Argentina, rums in Chile and secondary scotches in the Latin American and Caribbean markets.

Overall ready to drink volume declined by 13% versus the comparative period in the prior year. Smirnoff ready to drink volume growth of 10%, which was mainly due to the benefit of new market launches in 2003, was offset by a decline in Gilbey’s Island Punch in the Philippines which was discontinued in January 2004. Switzerland and Norway increased taxes on ready to drink products in early 2004.

Marketing investment was up 12% mainly behind Johnnie Walker, Guinness and ready to drink launches in Italy, Nordics, Caribbean and Latin America.

Other business performance drivers:

•	Strong growth in the Middle East, Asia and Latin America

•	Mixed performance across Europe

Middle East markets performed strongly as a result of good performance across the brands with volume up 19%, benefiting from the growth of global priority brands particularly in the Lebanon.

In the venture markets across Asia, overall volume grew by 5%. In India, the sale of the Gilbey’s Green and White whisky in December 2002 has resulted in increased focus on the global priority brands. Parts of the region such as Malaysia, Singapore and China are seeing recovery post SARS, though the potential for further outbreaks remains a concern and trading in the Philippines and Indonesia remains challenging.

In European venture markets, the Nordics have performed strongly and have been bolstered by tax cuts in Denmark in October. Elsewhere the weakening economic environment has impacted performance.

In Latin America and Caribbean markets, volume grew by 25% with growth across the brands, in particular Baileys and category brands. The political and economic climate in the region is still volatile, however the United States economic recovery should have a positive impact in the months to come.

FINANCIAL REVIEW

Exchange rates

Exchange rate movements during the six month period adversely impacted profit before exceptional items and taxation by £14 million of which £38 million was in respect of the US dollar, largely offset by a £34 million benefit on the euro. This includes translation exchange only in respect of the profits of associates. The adverse impact on group operating profit was £20 million, offset by a beneficial impact on finance charges of £6 million.

Based on current exchange rates, it is expected that the full year equivalent adverse impact of exchange rate movements (translation exchange only on reported share of profits of associates) on profit before exceptional items and taxation will be approximately £95 million. Similarly, based on current exchange rates, the full year impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2005 is estimated to be £75 million.

The group currently has net transaction hedges for US dollars in place which settle in the year ending 30 June 2004 to sell £435 million of US dollars and which settle in the year ending 30 June 2005 to sell £439 million of US dollars. Where these hedges are against sterling they are at an average rate of £1 = $1.53 for the year ending 30 June 2004 and £1 = $1.59 for the year ending 30 June 2005.

The group currently has net transaction hedges for euros in place which settle in the year ending 30 June 2004 to buy £51 million of euros and which settle in the year ending 30 June 2005 to buy £141 million of euros. Where these hedges are against sterling they are at an average rate of £1 = €1.54 for the year ending 30 June 2004 and £1 = €1.41 for the year ending 30 June 2005.

Post employment plans

The application of FRS 17 resulted in a charge to operating profit of £54 million (2002 - £51 million) and other finance charges of £8 million (2002 – credit of £18 million). The figures for the six months ended 31 December 2002 have been restated onto a FRS 17 basis. At 31 January 2004 Diageo’s deficit before taxation for all post employment plans was estimated at approximately £1.1 billion (30 June 2003 - £1.4 billion). This improvement in the level of the deficit reflects the partial recovery in equity markets subsequent to 30 June 2003. However, changes in the valuation subsequent to 30 June 2003 are not included in the balance sheet until 30 June 2004.

Associates

The group’s share of profits of associates before exceptional items was £273 million for the period compared to £266 million for the same period last year. The 21% equity interest in General Mills contributed £153 million (2002 - £157 million). The equity interest in General Mills, in the six months ended 31 December 2003, contributed £120 million to profit after interest but before tax and exceptional items (2002 - £119 million). Diageo’s 34% equity interest in Moët Hennessy contributed £110 million to operating profit (2002 - £103 million).

Exceptional items

Exceptional items in the six month period amounted to a net charge before taxation of £38 million comprising Seagram integration costs of £19 million, a share of associates’ exceptional charges of £11 million and a net loss on disposals of fixed assets of £8 million, principally in respect of the dilution of the investment in General Mills through the issue of share options.

In the six month period, £19 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2003 - £177 million; year ended 30 June 2002 — £164 million). Approximately £7 million of these costs were employee related, £3 million were in respect of write-downs of assets, and the balance of £9 million included legal and professional and systems costs. The majority of these costs were incurred in North America.

Finance charges

The interest charge in the period was £146 million, compared with £207 million for the comparable period last year. The decrease is principally in respect of £11 million arising from the disposal of businesses and £32 million from the effect of reducing interest rates, partly offset by the funding of the share repurchases, £7 million, and dividends, £10 million.

Other finance charges have increased by £22 million, principally as a result of charges of £8 million in respect of the group’s post employment plans in the six months ended 31 December 2003 compared to income of £18 million in the six months ended 31 December 2002. The adverse movement principally reflects the decline in the values of the assets held by the post employment plans between 30 June 2002 and 30 June 2003.

Taxation

The effective rate of taxation on profit before exceptional items for the period was 25%, compared with 25.4% for the six months ended 31 December 2002, restated from the originally reported 25% following compliance with the new accounting pronouncements for post employment plans and share trusts. The charge for the six months ended 31 December 2003 is based on an estimate of the effective tax rate for the financial year as a whole.

Dividend

Diageo will pay an interim dividend of 10.6 pence per share on 6 April 2004, an increase of 7% on last year’s interim dividend. Payment to US ADR holders will be made 13 April 2004. The record date for this dividend will be 5 March 2004. A dividend reinvestment plan is available in respect of this dividend and the plan notice date will be 15 March 2004.

Cash flow

Summary cash flow statement

		2002
	2003	(restated)
	£ million	£ million
Operating profit	1,162	1,100
Exceptional operating costs	19	104
Restructuring and integration cash outflow	(52)	(99)
Depreciation and other amortisation	110	138
Increase in working capital	(321)	(540)
Other items	53	51

Operating cash inflow	971	754
Interest and dividends paid to equity minority interests	(162)	(212)
Dividends from associates	90	30
Taxation	(179)	(15)
Net purchase of investments	(5)	(16)
Net capital expenditure	(95)	(178)

Free cash flow	620	363

Free cash inflow was £620 million, compared with £363 million in the six months ended 31 December 2002 (restated following the adoption of UITF 38, whereby shares purchased and sold by the share trusts no longer form part of ‘capital expenditure and financial investment’). Cash inflow from operating activities was £971 million compared with £754 million in the comparable period. Discontinued operations contributed £76 million to cash inflow from operating activities in the six months ended 31 December 2002. Cash flow from operating activities was after £52 million of restructuring and integration payments and a £321 million increase in working capital, mainly due to seasonal factors.

Net interest payments were £140 million against £200 million in the comparable period. Purchases of tangible fixed assets in the period amounted to £110 million, a decrease of £89 million. Tax payments were £179 million compared to £15 million in the six months ended 31 December 2002.

In the six months ended 31 December 2003, Diageo repurchased for cancellation 36 million shares (2002 – 71 million shares) at a cost of £256 million (2002 – £552 million) and spent a net cost of £16 million (2002 – £62 million) on the purchase of shares for the employee share trusts.

Balance sheet

At 31 December 2003, total shareholders’ funds were £2,992 million compared with £2,801 million at 30 June 2003. The increase was mainly due to the £571 million retained income for the period, less £272 million for the repurchase of own shares. Total shareholders’ funds at 30 June 2003 were restated from £4,954 million to £2,801 million following the adoption of FRS 17 – Retirement benefits and UITF 38 – Accounting for ESOP trusts on 1 July 2003. The net deficit for post employment plans (net of deferred tax) is now disclosed as a separate line on the balance sheet and all prior period balance sheets have been restated.

Net borrowings were £4,705 million, a decrease of £165 million from 30 June 2003. The principal components of this decrease were free cash inflow of £620 million and the benefits from favourable exchange rate movements of £295 million, less £272 million on the repurchase of shares and a £480 million equity dividend payment.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

			Six months ended						Six months ended
			31 December 2003						31 December 2002
							Before
	Before						exceptional		Exceptional
	exceptional		Exceptional				items		items		Total
	items		items		Total		(restated)		(restated)		(restated)
	£ million		£ million		£ million		£ million		£ million		£ million
Turnover
Continuing operations	5,060		—		5,060		4,854		—		4,854
Discontinued operations	—		—		—		479		—		479

Total turnover	5,060		—		5,060		5,333		—		5,333
Operating costs	(3,879)		(19)		(3,898)		(4,129)		(104)		(4,233)

Operating profit
Continuing operations	1,181		(19)		1,162		1,151		(104)		1,047
Discontinued operations	—		—		—		53		—		53

Operating profit	1,181		(19)		1,162		1,204		(104)		1,100
Share of associates’ profits	273		(11)		262		266		(15)		251

	1,454		(30)		1,424		1,470		(119)		1,351
Disposal of fixed assets			(8)		(8)				(3)		(3)
Sale of businesses			—		—				(1,360)		(1,360)
Interest payable (net)	(146)		—		(146)		(207)		—		(207)
Other finance (charges)/income	(11)		—		(11)		11		—		11

Profit/(loss) before taxation	1,297		(38)		1,259		1,274		(1,482)		(208)
Taxation	(324)		6		(318)		(324)		118		(206)

Profit/(loss) after taxation	973		(32)		941		950		(1,364)		(414)
Minority interests
Equity	(34)		—		(34)		(28)		—		(28)
Non-equity	(16)		—		(16)		(17)		—		(17)

Profit/(loss) for the period	923		(32)		891		905		(1,364)		(459)
Interim dividend	(320)		—		(320)		(304)		—		(304)

Transferred to/(from) reserves	603		(32)		571		601		(1,364)		(763)

Pence per share
Basic earnings	30.3	p	(1.0	)p	29.3	p	28.8	p	(43.4	)p	(14.6	)p
Diluted earnings	30.3	p	(1.0	)p	29.3	p	28.8	p	(43.4	)p	(14.6	)p
Interim dividend	10.6	p	—		10.6	p	9.9	p	—		9.9	p
Average shares					3,043	m					3,143	m

DIAGEO CONSOLIDATED BALANCE SHEET

				30 June 2003	31 December 2002
	31 December 2003			(restated)		(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		4,066		4,288		4,496
Tangible assets		1,928		1,974		1,916
Investments in associates		2,882		2,915		2,810
Other investments		186		188		183

		9,062		9,365		9,405
Current assets
Stocks	2,162		2,250		2,296
Debtors	2,796		2,382		3,000
Cash at bank and liquid resources	1,304		1,191		1,360

	6,262		5,823		6,656

Creditors – due within one year
Borrowings	(2,986)		(3,563)		(3,521)
Other creditors	(3,297)		(3,283)		(3,461)

	(6,283)		(6,846)		(6,982)

Net current liabilities		(21)		(1,023)		(326)

Total assets less current liabilities		9,041		8,342		9,079
Creditors – due after one year
Borrowings	(3,469)		(2,981)		(3,463)
Other creditors	(45)		(18)		(62)

		(3,514)		(2,999)		(3,525)
Provisions for liabilities and charges		(632)		(648)		(556)

		4,895		4,695		4,998
Post employment liabilities (net of deferred tax)		(1,412)		(1,369)		(277)

Net assets		3,483		3,326		4,721

Capital and reserves
Called up share capital		886		897		910
Reserves		2,106		1,904		3,278

Shareholders’ funds		2,992		2,801		4,188
Minority interests
Equity	175		182		183
Non-equity	316		343		350

		491		525		533

		3,483		3,326		4,721

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

			Six months ended
	Six months ended		31 December 2002
	31 December 2003			(restated)
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		971		754
Dividends received from associates		90		30
Returns on investments and servicing of finance
Interest paid (net)	(140)		(200)
Dividends paid to equity minority interests	(22)		(12)

		(162)		(212)
Taxation		(179)		(15)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(110)		(199)
Net purchase of investments	(5)		(16)
Sale of tangible fixed assets	15		21

		(100)		(194)
Acquisitions and disposals
Purchase of subsidiaries	(13)		(109)
Sale of subsidiaries	5		745
Sale of options in relation to associates	—		58

		(8)		694
Equity dividends paid		(480)		(459)
Management of liquid resources		(218)		237
Financing
Issue of share capital	1		1
Net purchase of own shares for share trusts	(16)		(62)
Own shares purchased for cancellation	(256)		(552)
Increase/(decrease) in loans	269		(93)

		(2)		(706)

(Decrease)/increase in cash in the period		(88)		129

MOVEMENTS IN NET BORROWINGS

	Six months ended	Six months ended
	31 December 2003	31 December 2002
	£ million	£ million
(Decrease)/increase in cash in the period	(88)	129
Cash flow from change in loans	(269)	93
Change in liquid resources	218	(237)

Change in net borrowings from cash flows	(139)	(15)
Exchange adjustments	295	241
Non-cash items	9	11

Decrease in net borrowings	165	237
Net borrowings at beginning of the period	(4,870)	(5,496)

Net borrowings at end of the period	(4,705)	(5,259)

DIAGEO CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

		Six months ended
	Six months ended	31 December 2002
	31 December 2003	(restated)
	£ million	£ million
Profit/(loss) for the period - group	711	(588)
- associates	180	129

	891	(459)
Exchange adjustments - group	10	(45)
- associates	(123)	(96)
Tax (charge)/income in reserves	(7)	2

Total recognised gains and losses for the period	771	(598)

Prior year adjustment - adoption of FRS 17 and UITF 38	(1,849)

Total recognised gains and losses since the last annual report	(1,078)

NOTES

1. New accounting policies

The group has adopted the reporting requirements of FRS 17 - Retirement benefits in its primary financial statements from 1 July 2003. In prior years, the group complied with the transitional disclosure requirements of the standard. The financial information included in this interim statement also complies with the following requirements issued by the UK’s Accounting Standards Board: Abstract 38 - Accounting for ESOP trusts and the amendment to FRS 5 - Reporting the substance of transactions.

FRS 17 – Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit for the six months ended 31 December 2002 by £42 million. This charge has been offset by a decrease in exceptional charges of £18 million, an increase in other finance income of £18 million and a decrease in the tax charge of £2 million, giving a net increase in the loss for the period of £4 million. In addition, the adoption of the standard has reduced net assets at 30 June 2003 by £1,869 million (31 December 2002 - £735 million).

UITF 38 – Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also requires that the minimum expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the six months ended 31 December 2002 has been to increase operating profit by £6 million and increase the tax charge by £2 million. The reclassification of shares acquired by the share trust (treasury shares) from fixed assets and debtors to equity has reduced net assets by £288 million at 30 June 2003 (31 December 2002 - £301 million). In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’. This reclassification increases free cash flow for the six months ended 31 December 2002 by £62 million.

FRS 5 - Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure (for example, slotting fees, whereby fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £95 million in the six months ended 31 December 2002.

All appropriate primary statements and notes supporting the financial information have been restated.

2. Segmental analysis

				2002
		2003		Operating
		Operating	Turnover	profit
	Turnover	profit	(restated)	(restated)
	£ million	£ million	£ million	£ million
Class of business:
Premium drinks	5,060	1,181	4,854	1,151
Discontinued operations	—	—	479	53

	5,060	1,181	5,333	1,204

Geographical analysis by destination:
Great Britain	847	150	872	140
Rest of Europe	1,432	275	1,422	282
North America	1,481	424	1,812	445
Asia Pacific	571	132	533	126
Latin America	293	94	314	111
Rest of World	436	106	380	100

	5,060	1,181	5,333	1,204

Operating profit is after deducting goodwill amortisation of £1 million (2002 - £3 million, of which £2 million was in respect of discontinued operations). It is before exceptional operating items of £19 million (2002 - £104 million). The geographical analysis is based on the location of the third party customers. The discontinued operations comprise quick service restaurants (Burger King).

		2002
	2003	(restated)
	£ million	£ million
Net assets by class of business:
Premium drinks	8,035	8,511
Investments in associates	2,882	2,810
Post employment liabilities (net of deferred tax)	(1,412)	(277)
Net borrowings	(4,705)	(5,259)
Tax, dividends and other	(1,317)	(1,064)

	3,483	4,721

Net assets by geographical area*:
Europe	3,916	4,049
North America	2,943	3,266
Asia Pacific	815	816
Latin America	118	173
Rest of World	243	207

	8,035	8,511

*	excluding investments in associates, post employment liabilities, net borrowings, tax, dividends and other.

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.65 (2002 - £1 = $1.55) and euro - £1 = €1.43 (2002 - £1 = €1.57). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.79 (2002 - £1 = $1. 61) and euro - £1 = €1.42 (2002 - £1 = €1. 53). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

				2002
		2003		(restated)
	£ million	£ million	£ million	£ million
Operating costs
Seagram integration	(19)		(89)
Guinness UDV integration	—		(15)

		(19)		(104)
Associates		(11)		(15)
Disposal of fixed assets		(8)		(3)
Sale of businesses
Continuing operations
Premium drinks brands	—		16
Discontinued operations
Burger King	—		(1,383)
The Pillsbury Company	—		7

		—		(1,360)

		(38)		(1,482)

4. Taxation

The £318 million total taxation charge for the six months ended 31 December 2003 comprises a UK tax charge of £17 million, a foreign tax charge of £251 million and tax on associates of £50 million.

5. Note of historical cost profit and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

6. Movements in consolidated shareholders’ funds

		2002
	2003	(restated)
	£ million	£ million
Profit/(loss) for the period	891	(459)
Dividends	(320)	(304)

	571	(763)
Exchange adjustments	(113)	(141)
Tax (charge)/income on exchange in reserves	(7)	2
Share trust arrangements	(14)	(63)
New share capital issued	1	1
Purchase of own shares for cancellation	(256)	(552)
Goodwill on disposals of businesses	9	675

Net movement in shareholders’ funds	191	(841)
Shareholders’ funds at beginning of the period	2,801	5,029

Shareholders’ funds at end of the period	2,992	4,188

7. Net borrowings

	31 December	30 June	31 December
	2003	2003	2002
	£ million	£ million	£ million
Debt due within one year and overdrafts	(2,986)	(3,563)	(3,521)
Debt due after one year	(3,469)	(2,981)	(3,463)
Net obligations under finance leases	—	(1)	—

	(6,455)	(6,545)	(6,984)
Less: Cash at bank and liquid resources	1,304	1,191	1,360
Interest rate and foreign currency swaps	446	484	365

Net borrowings	(4,705)	(4,870)	(5,259)

8. Stocks

		30 June	31 December
	31 December	2003	2002
	2003	(restated)	(restated)
	£ million	£ million	£ million
Raw materials and consumables	208	200	201
Work in progress	17	14	11
Maturing stocks	1,447	1,466	1,510
Finished goods and goods for resale	490	570	574

	2,162	2,250	2,296

9. Net cash inflow from operating activities

		2002
	2003	(restated)
	£ million	£ million
Operating profit	1,162	1,100
Exceptional operating costs	19	104
Restructuring and integration payments	(52)	(99)
Depreciation and amortisation charge	110	138
Increase in working capital	(321)	(540)
Other items	53	51

Net cash inflow from operating activities	971	754

10. Contingent liabilities

(i) Guarantees. In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£475 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until 13 November 2009.

Including these guarantees, but net of the amount provided, the group has given performance guarantees and indemnities to third parties of £606 million. There has been no material change since 30 June 2003 in the group’s performance guarantees and indemnities.

(ii) Colombian excise duties. In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the ‘Departments’) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are expected to be similar to actions that have been brought in recent years by foreign governments, including the Departments, against a number of major tobacco companies. Specifically, there have been four such actions filed against various tobacco companies. Three of the four actions have been dismissed. The fourth has yet to proceed to the stage where motions to dismiss are filed. It remains the directors’ intent that any proceedings of this kind that might be brought against Diageo will be strenuously defended.

(iii) Hakki versus Zima Company, et al and related cases. Diageo plc and Diageo North America have been named as defendants in three purported class action lawsuits. The first Hakki versus Zima, et al, was commenced against a number of alcohol beverage companies on 14 November 2003 in the Superior Court of Washington, D.C. The complaint asserts claims under the District of Columbia Consumer Protection Procedures Act (DCCPPA) and the common law of the District of Columbia that the defendants specifically targeted the US advertising and marketing of certain of their products to individuals below the 21 year old legal drinking age. The complaint alleges that ‘at least 15-20% of all alcoholic beverages sold in the United States are consumed by underage drinkers’. The complaint further alleges that profits earned by the defendants from the alleged illegal sales to underage drinkers ‘greatly exceed $1 billion per year’.

The lawsuit seeks certification as a class action on behalf of (a) parents and guardians whose funds were used by their children under 21 from 1982 to the present without their knowledge to purchase alcohol beverages marketed by the defendants, on whose behalf monetary recovery is sought and (b) the parents and guardians of all children under 21, on whose behalf the complaint requests that the Court enter an injunction prohibiting the defendants from marketing alcohol beverages to underage persons.

The prayer for relief in the complaint seeks, among other matters, (a) that defendants each disgorge to the purported class all amounts by which they have been allegedly unjustly enriched, plus costs and interest; (2) rescission of the alleged transactions whereby defendants allegedly obtained revenues from the illegal sale of alcoholic beverages to underage consumers and ordered to pay such monies to the purported class; and (3) to assess all defendants jointly and severally for all alleged actual damages sustained by the purported plaintiff class plus treble damages or $1,500 per violation, whichever is greater, punitive damages, attorneys fees, costs of suit and interest.

Since the filing of the Hakki lawsuit, two similar cases against Diageo and the other Hakki defendants have been filed. The first, Kreft versus Zima Company, et al, was brought in state court in Denver, Colorado; the second, Wilson versus Zima Company et al, was brought in state court in Charlotte, North Carolina. The allegations are largely similar to Hakki, refer to the same advertisements, and were brought by mostly the same lawyers. Diageo intends to strenuously defend all these claims.

(iv) Other. The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen. Save as disclosed above, neither Diageo nor any member of Diageo is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made for all liabilities that are probable and reliably measurable.

11. Basis of preparation

The interim financial information has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2003, except for the accounting policy changes set out in note 1 above. The information is unaudited but has been reviewed by the auditors, KPMG Audit Plc, and their report is reproduced after these notes. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2003 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO DIAGEO plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2003 set out on pages 23 to 32. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

KPMG Audit Plc
Chartered Accountants
London, 18 February 2004

Organic movement calculations

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the six months ended 31 December 2003 were as follows:

	2002
	Reported			Organic	2003	Organic
	(restated*)	Exchange	Disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
Major markets
North America	1,464	(78)	(38)	117	1,465	9
Great Britain	829	—	(8)	26	847	3
Ireland	522	41	—	(21)	542	(4)
Spain	233	23	(2)	16	270	6

	3,048	(14)	(48)	138	3,124	5
Key markets	1,136	34	48	68	1,286	6
Venture markets	670	—	(72)	52	650	9

Total premium drinks	4,854	20	(72)	258	5,060	5

Net sales (after deducting excise duties)
Major markets
North America	1,219	(62)	(34)	115	1,238	10
Great Britain	473	—	(5)	6	474	1
Ireland	350	28	—	(18)	360	(5)
Spain	175	18	(2)	12	203	6

	2,217	(16)	(41)	115	2,275	5
Key markets	884	24	31	73	1,012	8
Venture markets	527	(1)	(54)	36	508	8

Total premium drinks	3,628	7	(64)	224	3,795	6

Excise duties	1,226				1,265

Turnover	4,854				5,060

Operating profit before exceptional items
Major markets
North America	397	(25)	(7)	51	416	14
Great Britain	139	—	3	8	150	6
Ireland	83	7	—	(15)	75	(17)
Spain	60	5	—	4	69	6

	679	(13)	(4)	48	710	7
Key markets	309	(6)	1	2	306	1
Venture markets	163	(1)	(9)	12	165	8

Total premium drinks	1,151	(20)	(12)	62	1,181	6

*	see notes (1) and (2)

Notes

(1)	The reported turnover and net sales (after deducting excise duties) for the six months ended 31 December 2002 has been restated following the adoption of FRS 5 – Reporting the substance of transactions on revenue recognition – application note (G). The change reduced turnover and net sales (after deducting excise duties) by £95 million in the six months ended 31 December 2002 in respect of the following markets - £12 million for North America, £32 million for Great Britain, £nil for Ireland, £11 million for Spain, £27 million for key markets and £13 million for venture markets.

(2)	The reported operating profit before exceptional items for the six months ended 31 December 2002 has been restated following the adoption of FRS 17 – Retirement benefits, UITF 38 – Accounting for ESOP trusts. The operating profit before exceptional items has been reduced by £36 million in respect of the following markets - £16 million for North America, £5 million for Great Britain, £5 million for Ireland, £1 million for Spain, £8 million for key markets and £1 million for venture markets.

(3)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar and the euro.

(4)	Disposals include the transfer of Portugal to venture markets from key markets, and Germany to key markets from venture markets, effective 1 July 2003. This adjustment represents the differential between the incremental amounts contributed by Germany compared to the amounts contributed by Portugal in the six months ended 31 December 2002 - £62 million for turnover, £45 million for net sales (after deducting excise duties) and £8 million for operating profit before exceptional items. In addition, disposals for turnover, net sales (after deducting excise duties) and operating profit before exceptional items, respectively, were principally in respect of the termination of distribution rights for Bass Ale in North America and Brown Forman agency brands in Great Britain, the disposals of Gilbey’s Green and White Whisky in India, and the partial disposal of Don Julio in Mexico.

(5)	There have been no acquisitions of subsidiaries in the last eighteen months.

(6)	In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(7)	The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained below.

Calculation of organic movement

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

EXPLANATORY NOTES

Definitions

Unless otherwise stated, percentage movements given throughout this announcement for volume, turnover, net sales (after deducting excise duties), marketing investment and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements and free cash flow please refer to Diageo’s annual report for the year ended 30 June 2003 and ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent servings basis to nine litre cases of spirits. Equivalent units are calculated as follows: beer in hectolitres is divided by 0.9, wine in nine litre cases is divided by 5, ready to drink in nine litre cases is divided by 10. An equivalent unit represents approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Net sales are turnover less excise duty.

References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin and Smirnoff Caesar. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 40 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

(i) Organic movement

Organic movement in volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the premium drinks segment is discussed using these measures.

Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been discussed, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of the premium drinks segment, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, such as the United States and Canada, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, such as the United Kingdom and Ireland, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly effect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact the element of turnover retained by the group.

Also in the discussion of the performance of the premium drinks segment, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.

Adjusting for these items enables group management to monitor performance over factors which local managers are not directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the premium drinks segment is included on page 35.

(ii) Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the company covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. The management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

(iii) Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business between periods.

Profits used in assessing the return on total invested capital reflect the operating performance of the business after the effective tax rate for the period, stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at 30 June and 31 December. Capital employed comprises the average net assets for the period, excluding post employment liabilities (net of deferred tax) and average net borrowings. This is aggregated with restructuring and integration costs, which have been charged to exceptional items, and goodwill written off in reserves (up to 1 July 1998). For the six months ended 31 December 2002, the capital employed has also been adjusted for the assets, including goodwill, of Burger King, as profits were generated for five and a half months of this period. Calculations for the return on average total invested capital for the six months ended 31 December 2003 were as follows:

	2003	2002
		(restated)
	£ million	£ million
Operating profit before exceptional items	1,181	1,204
Associates after interest	241	227
Effective tax rate 25% / 25.4%	(356)	(363)

	1,066	1,068

Average net assets	4,795	4,733
Average net borrowings	4,788	5,362
Average integration costs (net of tax)	896	768
Average goodwill	1,619	1,661
Burger King	—	2,067

Average total invested capital	12,098	14,591

Return on average total invested capital	17.6%	14.6%

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Developments in the Hakki versus Zima Company et al, Kreft versus Zima Company et al, Wilson versus Zima Company et al litigation and any similar proceedings;

•	Changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2003 filed with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:45 20 Feb 2004
Number	PRNUK-2002

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification, for the purposes of Section 329 of the Companies Act 1985:

1) on 20 February 2004 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 735 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 2,167 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 18 February 2004 at a price per Ordinary Share of £7.0905 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
18.02.04	735	£7.0905

Date of Transaction	No of Ordinary Shares Transferred
19.02.04	2,167

The total holding of the Trust now amounts to 3,190,242 ordinary shares.

2) on 20 February 2004 from the directors shown below that they acquired, on 20 February 2004, an interest in Ordinary Shares in the form of awards under the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘TSR’), approved by shareholders on 11 August 1998, as follows:

Name of Director	No. of Ordinary Shares
N C Rose	159,991
P S Walsh	279,565

The number shown above for each director is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s eighteen company peer group used in the performance test for the 2004 awards under the TSR. At position 9 within the TSR peer group one third of the above shares would be transferred.

The performance period commenced on 1 January 2004 and, subject to the rules of the TSR and achievement of the performance requirement, the awards will be released in February 2007.

3) on 20 February 2004 from Mr P S Walsh that he became aware on 13 February 2004 that 1,300 American Depositary Shares* in the Company (‘ADS’) had been disposed of on his behalf. The ADSs were liquidated by The Pillsbury Company (‘Pillsbury’) on behalf of Mr Walsh from his Pillsbury 401(k) account, at a price of $48.75 per ADS, with the proceeds being retained for him in the Pillsbury Income Fund. This number of ADSs represents a slight increase in the number of ADSs which Mr Walsh was previously aware that he held, which was 1,233. Mr Walsh was Chief Executive Officer of Pillsbury, a former subsidiary of the Company.

* One ADS is the equivalent of four Ordinary Shares.

As a result of the above transactions, the above directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo Employee Benefit Trust and the Grand Metropolitan No.2 Employee Share Trust are as follows:

Name of Director	No. of Ordinary Shares
N C Rose	127,472
P S Walsh	588,922

20 February 2004

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:12 23 Feb 2004
Number	PRNUK-2302

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) That it received notification on 23 February 2004 for the purposes of Section 329 of the Companies Act 1985 of transactions by the trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘Plan’), approved by shareholders on 11 August 1998.

a) A notification that Mourant & Co Trustees Limited, as trustee of the Employee Benefit Trust (‘Mourant’), had, on 20 February 2004, transferred ordinary shares of 28 101/108 pence of the Company (‘Ordinary Shares’) to participants receiving awards released under the Plan at a level of 72.2% as follows:

Date of Transaction	No. of Ordinary Shares
20.02.04	740,775

including Ordinary Shares transferred to the directors of the Company named below, as participants receiving awards released under the Plan, as follows:

Name of Director	No. of Ordinary Shares
N C Rose	71,696
P S Walsh	132,073

The awards were made on 1 January 2001. The balance of each award has lapsed.

b) A notification that Mourant had, on 20 February 2004, made the following sale of Ordinary Shares to meet the requirement to reimburse the Company for PAYE tax liability on awards released under the Plan:

		Sale Price of
	No. of Ordinary Shares	Ordinary
Date of Transaction	Sold	Shares
20.02.04	168,750	£7.195

including Ordinary Shares sold on behalf of a director of the Company, as follows.

		Sale Price of
Name of Director	No. of Ordinary Shares	Ordinary Shares
N C Rose	28,678	£7.195
P S Walsh	52,829	£7.195

c) A notification that Mourant had, on 20 February 2004, made the following sale of Ordinary Shares to meet the requirement to reimburse the Company for National Insurance liabilities on awards released under the Plan:

		Sale Price of
	No of Ordinary Shares	Ordinary
Date of Transaction	Sold	Shares
20.02.04	4,176	£7.195

including Ordinary Shares sold on behalf of a director of the Company, as follows.

		Sale Price of
Name of Director	No. of Ordinary Shares	Ordinary Shares
N C Rose	717	£7.195
P S Walsh	1,320	£7.195

d) A notification that Mourant had, on 20 February 2004, purchased 820,000 Ordinary Shares for the Employee Benefit Trust at a price of £7.2724040 per Ordinary Share. Both directors of the Company named above under a) are potential beneficiaries of the Employee Benefit Trust.

e) A notification that as a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,345,249 Ordinary Shares.

As a result of the above release of awards, sales and acquisition of interests, the above directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo Employee Benefit Trust and the Grand Metropolitan No.2 Employee Share Trust) are as follows:

Name of Director	No. of Ordinary Shares
N C Rose	169,773
P S Walsh	666,846

23 February 2004

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:25 27 Feb 2004
Number	PRNUK-2702

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 27 February 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 156 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 6,748 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 20 February 2004 and 25 February 2004 at prices per Ordinary Share of £7.2557 and £7.3503 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
20.02.04	22	£7.2557
25.02.04	134	£7.3503

Date of
Transaction	No of Ordinary Shares Transferred
23.02.04	65
25.02.04	6,683

The total holding of the Trust now amounts to 3,183,338 ordinary shares.

27 February 2004